SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 September 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 19 September 2008 re:  Issue of Equity

This announcement, including the Appendix, is not for distribution directly or indirectly in or into the United States, Canada, Australia or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of Lloyds TSB in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful. The shares in Lloyds TSB referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933 and may not be offered, sold or transferred in or into the United States absent registration or an exemption from registration. No public offering of securities will be made in connection with the Placing in the United Kingdom, the United States or elsewhere.

19 September 2008

Lloyds TSB announces Placing of up to 5% of its issued share capital

The Board of Lloyds TSB Group plc ("Lloyds TSB") today announces a placing of up to 5% of its issued share capital by the issue of new Lloyds TSB Ordinary Shares (the "Placing"). The Placing will be effected by way of an accelerated bookbuild to be managed by Citi Global Markets U.K. Equity Limited and Merrill Lynch International.

The Placing is subject to the terms and conditions set out in the Appendix. Whether the Placing proceeds, the number of Placing Shares and the Placing Price in respect of the Placing Shares (each as defined below) will be decided at the close of the accelerated bookbuilding period. The book will open with immediate effect. The timing of the closing of the book, (pricing with the agreement of Lloyds TSB) and allocations is at the absolute discretion of the Bookrunners.

The Placing Shares will, when issued, be issued credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Lloyds TSB, including the right to receive all dividends and other distributions declared after the date of the issue. The Placing Shares shall not be entitled to the interim dividend declared on the ordinary shares in the capital of Lloyds TSB (the "Lloyds TSB Ordinary Shares") on 30 July 2008.

Application will be made for the Placing Shares to be admitted to the Official List of the Financial Services Authority ("FSA"), and to be admitted to trading by the London Stock Exchange plc on its main market for listed securities.

Eric Daniels, Group Chief Executive of Lloyds TSB, said:

"The recommended acquisition of HBOS by Lloyds TSB announced yesterday provides a unique opportunity to accelerate and extend our strategy and create the UK's leading financial services group. The capital being raised by today's Placing will allow us to further strengthen our already robust capital ratios and support the development of our business strategies."

ENQUIRIES

ANALYSTS AND INVESTORS MEDIA

Lloyds TSB
Michael Oliver (Director of Investor Relations)	+44 (0) 207 356 2167
Amy Mankelow (Media Relations)	+44 (0) 207 356 1497
Citi (Global Co-ordinator and Joint Bookrunner)	+44 (0) 207 986 0000
David James
Andrew Thompson
Merrill Lynch (Joint Bookrunner)	+44 (0) 207 628 1000
Michael Findlay
Mark Astaire

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to certain of Lloyds TSB's plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Lloyds TSB cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Lloyds TSB future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations of Lloyds TSB and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation or regulatory investigations, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond Lloyds TSB's control. As a result, Lloyds TSB actual future results may differ materially from the plans, goals, and expectations set forth in Lloyds TSB's forward-looking statements. Any forward-looking statements made herein by or on behalf of Lloyds TSB speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Lloyds TSB expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Lloyds TSB's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement has been issued by and is the sole responsibility of Lloyds TSB.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Citi Global Markets U.K. Equity Limited ("Citi" or the "Global Co-ordinator") or Merrill Lynch International ("Merrill Lynch and, together with Citi, the "Joint Bookrunners") or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Citi Global Markets U.K. Equity Limited ("Citi"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Lloyds TSB Group plc and for no-one else in connection with the Placing, and will not be responsible to anyone other than Lloyds TSB Group plc for providing the protections afforded to customers of Citi nor for providing advice to any other person in relation to the Placing or any other matter referred to herein.

Merrill Lynch International ("Merrill Lynch"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Lloyds TSB Group plc and for no-one else in connection with the Placing, and will not be responsible to anyone other than Lloyds TSB Group plc for providing the protections afforded to customers of Merrill Lynch nor for providing advice to any other person in relation to the Placing or any other matter referred to herein.

The distribution of this announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Lloyds TSB or the Joint Bookrunners that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Lloyds TSB and the Joint Bookrunners to inform themselves about, and to observe, such restrictions.

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the shares.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS (AS DEFINED IN ARTICLE 2(1)(E) OF EU DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE")); (B) PERSONS IN THE UNITED KINGDOM WHO ARE QUALIFIED INVESTORS AND PERSONS WHO ARE (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); (II) PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; OR (III) PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS IN (A) AND (B) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN LLOYDS TSB.

Placees (as defined below) will be deemed to have read and understood this announcement, including the Appendix, in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements, and undertakings contained in the Appendix. In particular each such Placee represents, warrants and acknowledges that it is:

(i) a Relevant Person (as defined above) and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; and  (ii) outside the United States and is subscribing for the Placing Shares in an "offshore transaction" (within the meaning of Regulation S under the U.S. Securities Act 1933 (the "Securities Act").

This announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia or Japan or in any jurisdiction in which such publication or distribution is unlawful. No public offer of securities of Lloyds TSB is being made in the United Kingdom, the United States or elsewhere.

In particular, the Placing Shares referred to in this announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Placing Shares are being offered and sold outside the United States only and in accordance with Regulation S under the US Securities Act of 1933 (the "Securities Act").

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments

Commission or the Japanese Ministry of Finance; and the Placing Shares have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada, Australia or Japan. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction outside the United Kingdom.

The Placing Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any State securities commission or other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this announcement. Any representation to the contrary is unlawful. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of the Appendix or this announcement should seek appropriate advice before taking any action.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the London Stock Exchange and, as applicable, in the form of American Depositary Shares (ADSs) on the New York Stock Exchange. Neither the content of Lloyds TSB website nor any website accessible by hyperlinks on Lloyds TSB website is incorporated in, or forms part of, this announcement.

APPENDIX

Details of the Placing

Prior to completion of the Bookbuild, the Joint Bookrunners will enter into an agreement with Lloyds TSB (the "Placing Agreement") under which, subject to the conditions set out therein, the Joint Bookrunners will agree to use reasonable endeavours to procure subscribers for new ordinary shares in the capital of Lloyds TSB (the "Placing Shares") at a price determined following completion of the bookbuiliding process described in this Announcement and set out in the Placing Agreement.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Lloyds TSB including the right to receive all dividends and other distributions declared in respect of such ordinary shares after the date of issue of the Placing Shares.

The Placing Shares shall not be entitled to the interim dividend declared on the Lloyds TSB Ordinary Shares on 30 July 2008.

In this announcement, unless the context otherwise requires, "Placee" means a person (including individuals, funds or others) by whom or on whose behalf a commitment to subscribe for Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the Financial Services Authority (the "FSA") for admission of the Placing Shares to the Official List of the FSA (the "Official List") and to London Stock Exchange plc for admission to trading of the Placing Shares on its market for listed securities (together "Admission").

It is expected that Admission will become effective on or around 24 September 2008 and that dealings in the Placing Shares will commence at that time.

Bookbuild

The Joint Bookrunners will today commence the bookbuilding process in respect of the Placing (the "Bookbuild") to determine demand for participation in the Placing by Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

The Joint Bookrunners and Lloyds TSB shall be entitled to effect the Placing by such alternative method to the Bookbuild as they may, in their sole discretion, determine.

Participation in, and principal terms of, the Placing

1. Citi are as acting as Global Co-ordinator of the Placing. Citi and Merrill Lynch are acting as Joint Bookrunners and agents of Lloyds TSB.

2. Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by the Joint Bookrunners. The Joint Bookrunners and their affiliates are each entitled to enter bids in the Bookbuild as principal.

3. The Bookbuild will establish a single price payable to the Joint Bookrunners by all Placees whose bids are successful (the "Placing Price"). The Placing Price and the number of Placing Shares to be issued will be agreed between the Joint Bookrunners and Lloyds TSB following completion of the Bookbuild. Any discount to the market price of the Lloyds TSB Ordinary Shares will be determined in accordance with the Listing Rules and applicable ABI guidelines. The Placing Price and the number of Placing Shares will be announced on a Regulatory Information Service following the completion of the Bookbuild (the "Pricing Announcement").

4. To bid in the Bookbuild, Placees should communicate their bid by telephone to their usual sales contact at any of the Joint Bookrunners. Each bid should state the number of Placing Shares which the prospective Placee wishes to subscribe for at either the Placing Price which is ultimately established by Lloyds TSB and the Joint Bookrunners or at prices up to a price limit specified in its bid. Bids may be scaled down by the Joint Bookrunners on the basis referred to paragraph 9 below.

5. The Bookbuild is expected to close no later than 6.00 p.m. (London time) on 19 September 2008 but may be closed earlier or later at the discretion of the Joint Bookrunners. The Joint Bookrunners may, in agreement with Lloyds TSB, accept bids that are received after the Bookbuild has closed. Lloyds TSB reserves the right (upon the agreement of the Joint Bookrunners) to reduce or seek to increase the amount to be raised pursuant to the Placing, in its absolute discretion.

6. Each prospective Placee's allocation will be determined by Lloyds TSB in its sole discretion and will be confirmed orally by one of the Joint Bookrunners as agent of Lloyds TSB following the close of the Bookbuild. That oral confirmation will constitute an irrevocable legally binding commitment upon that person (who will at that point become a Placee) to subscribe for the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix and in accordance with Lloyds TSB memorandum and articles of association.

7. Each prospective Placee's allocation and commitment will be evidenced by a contract note issued to such Placee by one of the Joint Bookrunners. The terms of this Appendix will be deemed incorporated by reference therein.

8. Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to the relevant Joint Bookrunner as agent of Lloyds TSB, to pay in cleared funds at the time set out in paragraph 12, an amount equal to the product of the Placing Price and the number of Placing Shares such Placee has agreed to subscribe and Lloyds TSB has agreed to allot and issue to that Placee.

9. Subject to paragraphs 4 and 5 above, the Joint Bookrunners may choose to accept bids, either in whole or in part, on the basis of allocations determined in agreement with Lloyds TSB and may scale down any bids for this purpose on such basis as they may determine. The Joint Bookrunners may also, notwithstanding paragraphs 4 and 5 above, subject to the prior consent of Lloyds TSB (i) allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time and (ii) allocate Placing Shares after the Bookbuild has closed to any person submitting a bid after that time.

10. A bid in the Bookbuild will be made on the terms and subject to the conditions in this Announcement and will be legally binding on the Placee on behalf of which it is made and except with the consent of either of the Joint Bookrunners will not be capable of variation or revocation after the time at which it is submitted.

11. Except as required by law or regulation, no press release or other announcement will be made by the Joint Bookrunners or Lloyds TSB using the name of any Placee (or its agent), in its capacity as Placee (or agent), other than with such Placee's prior written consent.

12. Irrespective of the time at which a Placee's allocation pursuant to the Placing is confirmed, settlement for all Placing Shares to be acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Registration and Settlement".

13. All obligations under the Bookbuild and Placing will be subject to fulfilment of the conditions referred to below under "Conditions of the Placing" and to the Placing not being terminated on the basis referred to below under "Right to terminate under the Placing Agreement".

14. By participating in the Bookbuild, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

15. To the fullest extent permissible by law, neither of the Joint Bookrunners nor any of their affiliates shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, none of the Joint Bookrunners nor any of their affiliates shall have any liability (including to the extent permissible by law, any fiduciary duties) in respect of the Bookrunner's and Placing agent's conduct of the Bookbuild or of such alternative method of effecting the Placing as the Joint Bookrunners and Lloyds TSB may agree.

Conditions of the Placing

The obligations of the Joint Bookrunners under the Placing Agreement to be entered into in respect of the Placing Shares will be conditional on, inter alia:

(a) agreement being reached between Lloyds TSB and the Joint Bookrunners on the Placing Price and the number of Placing Shares, and being reflected in the Placing Agreement;

(b) the warranties contained in the Placing Agreement being true and accurate and not misleading at all times before Admission by reference to the facts and circumstances then subsisting;

(c) Lloyds TSB complying with its obligations and having satisfied all conditions to be satisfied by it under the Placing Agreement to the extent the same fall to be performed or satisfied prior to Admission;

(d) Lloyds TSB allotting, subject only to Admission, the Placing Shares in accordance with the Placing Agreement; and

(e) Admission taking place not later than 8.00 a.m. on 24 September 2008 or such later date as Lloyds TSB and the Joint Bookrunners may otherwise agree but not being later than close of business on 1 October 2008.

If (i) any of the conditions contained in the Placing Agreement in relation to the Placing Shares are not fulfilled or waived by the Joint Bookrunners by the respective time or date where specified (or such later time or date as Lloyds TSB and the Joint Bookrunners may agree), (ii) any of such conditions becomes incapable of being fulfilled or (iii) the Placing Agreement is terminated in the circumstances specified below, the Placing in relation to the Placing Shares will lapse and the Placee's rights and obligations hereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

The Joint Bookrunners may, at their discretion and upon such terms as they think fit, waive compliance by Lloyds TSB with the whole or any part of any of Lloyds TSB's obligations in relation to the conditions in the Placing Agreement save that the condition in the Placing Agreement relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

None of the Joint Bookrunners, Lloyds TSB or any other person shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and /or the date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of the Joint Bookrunners.

Right to terminate under the Placing Agreement

Once it is entered into, the Joint Bookrunners will be entitled, at any time before Admission, to terminate the Placing Agreement in relation to its obligations in respect of the Placing Shares by giving notice to Lloyds TSB in certain circumstances, including a breach of the warranties to be given to the Joint Bookrunners in the Placing Agreement or the occurrence of certain force majeure events which in the opinion of the Joint Bookrunners, makes it impracticable or inadvisable to proceed with the Placing.

By participating in the Placing, Placees agree that the exercise by the Joint Bookrunners of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of the Joint Bookrunners and that they need not make any reference to Placees and that they shall have no liability to Placees whatsoever in connection with any such exercise or failure so to exercise.

No Prospectus

No offering document or prospectus has been or will be submitted to be approved by the FSA in relation to the Placing and Placees' commitments will be made solely on the basis of the information contained in this announcement (including the Appendix) released by Lloyds TSB today, and subject to the further terms set forth in the contract note to be provided to individual prospective Placees.

Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement (including the Appendix) is exclusively the responsibility of Lloyds TSB and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of Lloyds TSB or the Joint Bookrunners or any other person and none of the Joint Bookrunners or Lloyds TSB nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of Lloyds TSB in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Lloyds TSB reserves the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if in the Joint Bookrunners' reasonable opinion delivery or settlement is not possible or practicable within the CREST system or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Following the close of the Bookbuild for the Placing, each Placee allocated Placing Shares in the Placing will be sent a contract note stating the number of Placing Shares to be allocated to it at the Placing Price and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with the standing CREST or certificated settlement instructions that it has in place with the Joint Bookrunners.

Lloyds TSB will deliver the Placing Shares to a CREST account operated by either of the Joint Bookrunners as agent for Lloyds TSB and the relevant Joint Bookrunner will enter its delivery (DEL) instruction into the CREST system. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the relevant Placing Shares to that Placee against payment.

It is expected that settlement will be on 24 September 2008 on a T + 3 basis in accordance with the instructions given to the Joint Bookrunners.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above LIBOR as determined by the Joint Bookrunners.

Each Placee is deemed to agree that, if it does not comply with these obligations, Lloyds TSB may sell any or all of the Placing Shares allocated to that Placee on such Placee's behalf and retain from the proceeds, for Lloyds TSB account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee's behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. Placees will not be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Placing each Placee (and any person acting on such Placee's behalf):

1 represents and warrants that it has read this announcement, including the Appendix, in its entirety;

2 acknowledges that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares and represents and warrants that it has not received a prospectus or other offering document in connection therewith;

3 acknowledges that the Lloyds TSB Ordinary Shares are listed on the Official List of the FSA, and Lloyds TSB is therefore required to publish certain business and financial information in accordance with the rules and practices of the FSA, which includes a description of the nature of Lloyds TSB business and Lloyds TSB most recent balance sheet and profit and loss account and that it is able to obtain or access such information without undue difficulty, and is able to obtain access to such information or comparable information concerning any other publicly traded company, without undue difficulty;

4 acknowledges that none of the Joint Bookrunners or Lloyds TSB nor any of their affiliates nor any person acting on behalf of any of them has provided, and will not provide it, with any material regarding the Placing Shares or Lloyds TSB or any other person other than this announcement; nor has it requested any of the Joint Bookrunners, Lloyds TSB, any of their affiliates or any person acting on behalf of any of them to provide it with any such information;

5 acknowledges that it and, if different, the beneficial owner of the Placing Shares is not, and at the time the Placing Shares are acquired will not be residents of Australia, Canada or Japan, and each of it and, if different, the beneficial owner of the Placing Shares is, and at the time the Placing Shares are acquired will be, (a) outside the United States, and (b) acquiring the Placing Shares in an "offshore transaction" within the meaning of Regulation S under the Securities Act acquiring the Placing Shares pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and that the Placing Shares have not been and will not be registered under the securities legislation of the United States, Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, in or into those jurisdictions;

6 acknowledges that the content of this announcement is exclusively the responsibility of Lloyds TSB and that none of the Joint Bookrunners nor any person acting on their behalf has or shall have any liability for any information, representation or statement contained in this announcement or any information previously published by or on behalf of Lloyds TSB and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this announcement or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to subscribe for the Placing Shares is contained in this announcement and any information previously published by Lloyds TSB by notification to a Regulatory Information Service, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given or representations, warranties or statements made by any of the Joint Bookrunners or Lloyds TSB and none of the Joint Bookrunners or Lloyds TSB will be liable for any Placee's decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of Lloyds TSB in deciding to participate in the Placing;

7 acknowledges that none of the Joint Bookrunners nor any person acting on behalf of them nor any of their affiliates has or shall have any liability for any publicly available or filed information or any representation relating to Lloyds TSB, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

8 acknowledges that the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and agrees not to reoffer, resell, pledge or otherwise transfer the Placing Shares except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

9 confirms that neither it nor any person acting on its behalf has offered or sold or will offer or sell any of its Placing Shares except outside the United States in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act;

10 represents and warrants that neither it, nor the person specified by it for registration as holder of Placing Shares is, or is acting as nominee or agent for, and that the Placing Shares will not be allotted to, a person who is or may be liable to stamp duty or stamp duty reserve tax under any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depositary receipts and clearance services);

11 represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003 (the "Regulations") and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

12 if a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive (including any relevant implementing measure in any member state), represents and warrants that the Placing Shares purchased by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in a member state of the European Economic Area which has implemented the Prospectus Directive other than to qualified investors, or in circumstances in which the prior consent of the Joint Bookrunners has been given to the proposed offer or resale;

13 represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the Financial Services and Markets Act 2000 ("FSMA");

14 represents and warrants that it has not offered or sold and will not offer or sell any Placing Shares to persons in the European Economic Area prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the European Economic Area within the meaning of the Prospectus Directive (including any relevant implementing measure in any member state);

15 represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

16 represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving, the United Kingdom;

17 represents and warrants that it is a "qualified investor" within the meaning of the Prospectus Directive (including any relevant implementing measure in any member state);

18 represents and warrants that it and any person acting on its behalf is entitled to acquire the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement) and will honour such obligations;

19 undertakes that it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as the Joint Bookrunners may in their discretion determine and without liability to such Placee;

20 acknowledges that its allocation (if any) of Placing Shares will represent a maximum number of Placing Shares which it will be entitled, and required, to subscribe for, and that Lloyds TSB may call upon it to subscribe for a lower number of Placing Shares (if any), but in no event in aggregate more than the aforementioned maximum;

21 acknowledges that none of the Joint Bookrunners, nor any of their respective affiliates, nor any person acting on behalf of any of them, is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placing and that participation in the Placing is on the basis that it is not and will not be a client of any Joint Bookrunners and that the Joint Bookrunners have no duties or responsibilities to it for providing the protections afforded to its clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of its rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

22 undertakes that the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. None of the Joint Bookrunners or Lloyds TSB will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing and it agrees to indemnify Lloyds TSB and the Joint Bookrunnerss in respect of the same on the basis that the Placing Shares will be allotted to the CREST stock account of the Joint Bookrunners who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;

23 acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by Lloyds TSB or the Joint Bookrunners in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

24 agrees that Lloyds TSB, the Joint Bookrunners and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings which are given to the Joint Bookrunners on its own behalf and on behalf of Lloyds TSB and are irrevocable;

25 agrees to indemnify and hold Lloyds TSB, the Joint Bookrunnerss and their respective affiliates harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agrees that the provisions of this Appendix shall survive after completion of the Placing;

26 acknowledges and undertakes that neither it, its affiliates, nor any persons acting on its or their behalf, have engaged or will engage in any directed selling efforts (as defined for purposes of Regulation S of the Securities Act) with respect to any Placing Shares;

27 agrees not to deposit the Placing Shares into any unrestricted depositary facility maintained by any depositary bank for so long as the Placing Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act; and 29 acknowledges that its commitment to subscribe Placing Shares on the terms set out herein and in the contract note will continue notwithstanding any amendment that may in future be made to the terms of the Placing and that Placees will have no right to be consulted or require that their consent be obtained with respect to Lloyds TSB conduct of the Placing. The foregoing representations, warranties and confirmations are given for the benefit of Lloyds TSB as well as the Joint Bookrunners. The agreement to settle a Placee's subscription (and/or the subscription of a person for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to the subscription by it and/or such person direct from Lloyds TSB for the Placing Shares in question. Such agreement assumes, and is based on a warranty from each Placee, that neither it, nor the person specified by it for registration as holder, of Placing Shares is, or is acting as nominee or agent for, and that the Placing Shares will not be allotted to, a person who is or may be liable to stamp duty or stamp duty reserve tax under any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depositary receipts and clearance services). If there are any such arrangements, or the settlement relates to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable. In that event the Placee agrees that it shall be responsible for such stamp duty or stamp duty reserve tax, and neither Lloyds TSB nor the Joint Bookrunners shall be responsible for such stamp duty or stamp duty reserve tax. If this is the case, each Placee should seek its own advice and notify the Joint Bookrunners accordingly.

In addition, Placees should note that they will be liable for any stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the subscription by them of any Placing Shares or the agreement by them to subscribe for any Placing Shares.

Each Placee and any person acting on behalf of each Placee acknowledges and agrees that the Joint Bookrunners or any of their affiliates may, at their absolute discretion, agree to become a Placee in respect of some or all of the Placing Shares.

When a Placee or person acting on behalf of the Placee is dealing with the Joint Bookrunners, any money held in an account with any of the Joint Bookrunners on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FSA made under FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the relevant Joint Bookrunners's money in accordance with the client money rules and will be used by the relevant Joint Bookrunners in the course of its own business; and the Placee will rank only as a general creditor of the Joint Bookrunners.

All times and dates in this Announcement may be subject to amendment. The Joint Bookrunners shall notify the Placees and any person acting on behalf of the Placees of any changes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:    19 September 2008